UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)


                                UNOVA, Inc.
           -----------------------------------------------------
                              (Name of Issuer)


                                Common Stock
           -----------------------------------------------------
                       (Title of Class of Securities)


                                 91529B106
           -----------------------------------------------------
                               (CUSIP Number)


                               Scott Renwick
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520
           -----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               July 12, 2001
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             Page 1 of 12 Pages

                                SCHEDULE 13D

    CUSIP No. 91529B106
-----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452

-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                            (a) [   ]
                                                            (b) [   ]
-----------------------------------------------------------------------------
3.   SEC Use Only

-----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     See Item 3.

-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                         [   ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware

-----------------------------------------------------------------------------
        Number of            7.  Sole Voting Power
         Shares                  0
      Beneficially           ------------------------------------------------
        Owned by             8.  Shared Voting Power
          Each                   12,657,764
        Reporting            ------------------------------------------------
         Person              9.  Sole Dispositive Power
          With                   0
                             ------------------------------------------------
                            10.  Shared Dispositive Power
                                 12,657,764
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,657,764 (owned indirectly through subsidiaries as noted
     on pages 3 to 5)
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions                                         [   ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     22.3%

-----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC, CO

    CUSIP No. 91529B106
-----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trinity Universal Insurance Company
     75-0620550

-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                              (a) [   ]
                                                              (b) [   ]
-----------------------------------------------------------------------------
3.   SEC Use Only

-----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     See Item 3.

-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                             [   ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Texas

-----------------------------------------------------------------------------
        Number of            7.   Sole Voting Power
         Shares                   0
      Beneficially           ------------------------------------------------
        Owned by             8.   Shared Voting Power
          Each                    5,711,449
        Reporting            ------------------------------------------------
         Person              9.   Sole Dispositive Power
          With                    0
                             ------------------------------------------------
                            10.   Shared Dispositive Power
                                  5,711,449
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,711,449
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions    [   ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     10.1%

-----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO

    CUSIP No. 91529B106
-----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     United Insurance Company of America
     36-1896670

-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a) [   ]
                                                                  (b) [   ]
-----------------------------------------------------------------------------
3.   SEC Use Only

-----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     See Item 3.

-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [   ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Illinois

-----------------------------------------------------------------------------
        Number of            7.   Sole Voting Power
         Shares                   0
      Beneficially           ------------------------------------------------
        Owned by             8.   Shared Voting Power
          Each                    5,450,988
        Reporting            ------------------------------------------------
         Person              9.   Sole Dispositive Power
          With                    0
                             ------------------------------------------------
                            10.   Shared Dispositive Power
                                  5,450,988
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,450,988
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions  [   ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.6%

-----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO

    CUSIP No. 91529B106
-----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Union National Life Insurance Company
     72-0340280

-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                              (a) [   ]
                                                              (b) [   ]
-----------------------------------------------------------------------------
3.   SEC Use Only

-----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     See Item 3.

-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [   ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
      Louisiana

-----------------------------------------------------------------------------
        Number of          7.    Sole Voting Power
         Shares                  0
      Beneficially         --------------------------------------------------
        Owned by           8.    Shared Voting Power
          Each                   1,495,327
        Reporting          --------------------------------------------------
         Person            9.    Sole Dispositive Power
          With                   0
                           --------------------------------------------------
                          10.    Shared Dispositive Power
                                 1,495,327
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,495,327
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions   [   ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.6%

-----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO

Amendment No. 4 to Schedule 13D

     This Amendment No. 4 amends and supplements the Schedule 13D originally filed by Unitrin, Inc., Trinity Universal Insurance Company and United Insurance Company of America, dated November 3, 1997, as amended by Amendment No. 1, dated February 1, 2001, Amendment No. 2, dated March 15, 2001, and Amendment No. 3, dated June 8, 2001. Terms used herein and not otherwise defined have the meanings given such terms in the original
Schedule 13D, dated November 3, 1997.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of UNOVA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21900 Burbank Boulevard, Woodland Hills, California 91367.

Item 2.  Identity and Background

     For information concerning the directors and executive officers of Unitrin, Trinity and United and for information concerning the directors and executive officers of Union National Life Insurance Company, a Louisiana corporation ("Union"), 8282 Goodwood Boulevard, Baton Rouge, Louisiana 70806, see Schedules UNIT, T, U, and UNL, respectively, to this Amendment. All persons listed on such Schedules are U.S. citizens.

     No filing person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years; nor, to the best knowledge and belief of the filing persons, has anyone listed in the attached Schedules been convicted in such proceedings.

     To the best knowledge and belief of the filing persons, during the past five years no filing person nor anyone listed on the attached Schedules was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

Item 4 of the original Schedule 13D is hereby restated in its entirety as follows:

     On July 12, 2001, the Issuer entered into a loan agreement (the "Loan Agreement") by and among the Issuer, certain of its subsidiaries, and Special Value Investment Management, LLC, as agent (the "Agent") for the several lenders under the Loan Agreement. The Loan Agreement provides for the Agent to arrange term loan financing, from such lenders as may be from time to time parties to the Loan Agreement, in an aggregate amount not to exceed $75 million. Borrowings under the Loan Agreement are due and payable on July 11, 2004. The Loan Agreement contains customary negative covenants regarding, among other things, mergers, consolidations, and sales; capital expenditures; limitations on indebtedness; investments; liens; and dividends and other restricted payments. The Loan Agreement also contains financial covenants relating to the net worth, fixed charge coverage ratio and earnings before interest, taxes, depreciation, and amortization of the Issuer.

     In connection with the entry of the Issuer into the Loan Agreement, Unitrin has caused each of Trinity, United and The Reliable Life Insurance Company, a Missouri corporation and wholly owned subsidiary of United ("Reliable") (Trinity, United and Reliable being sometimes referred to herein collectively as the "Assignees"), to enter into assignment and acceptance agreements (each an "Agreement"), in each case with Tennenbaum Securities, LLC (the "Assignor"). The Agreements provide that the Assignor assign to the Assignees part of the rights and obligations of the Assignor under the Loan Agreement on the terms and subject to the conditions set forth in the Agreements. Under the Agreements, Trinity has been assigned and has accepted a $15 million dollar interest under the Loan Agreement; United has been assigned and has accepted a $15 million dollar interest; and Reliable has been assigned and has accepted a $1.5 million dollar interest.

     In connection with Unitrin's participation in the Issuer's financing arrangements and Unitrin's investment in the Issuer, Unitrin may consider, make proposals with respect to, and/or enter into discussions regarding, one or more of the transactions and events specified in clauses (a) through
(j) of Item 4 of Schedule 13D including transactions involving additional debt or equity financing of the Issuer. There can be no assurance that Unitrin will take any such actions or that, if taken, any such actions will be consummated or result in any transaction in the Issuer's securities.

Item 5.  Interest in Securities of the Issuer

     Other than the transfer of 1,495,327 shares of Common Stock by Trinity to Union, a wholly owned subsidiary of United, none of Unitrin, Trinity, United or Union has acquired or disposed of any shares of the Issuer's Common Stock since November 3, 1997, the date of the original Schedule 13D. However, the collective percentage ownership by Unitrin, Trinity, United and Union (the "Unitrin Ownership Percentage") of the Issuer's Common Stock has decreased as the result of a change in the outstanding number of shares of the Issuer's Common Stock since November 3, 1997. The result of this change is that the Unitrin Ownership Percentage in the Issuer's Common Stock has decreased from 23.2% as reported in the original Schedule 13D to 22.3% as of the date of this Amendment.

     To the best knowledge and belief of the filing persons, during the past sixty (60) days no filing person nor anyone listed on the attached Schedules has entered into any transactions involving the Issuer's Common Stock. To the best knowledge and belief of the filing persons, no one listed on the attached Schedules beneficially owns shares of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     As more fully described in Item 4 above, on July 12, 2001, in connection with the entry by the Issuer into the Loan Agreement by and among the Issuer, certain of its subsidiaries, and Special Value Investment Management, LLC, as agent for the several lenders under the Loan Agreement, Unitrin caused each of Trinity, United and Reliable to enter into assignment and acceptance agreements, in each case with Tennenbaum Securities, LLC.

Item 7.  Material to be Filed as Exhibits

Exhibit No.       Description

     1 Loan Agreement dated as of July 12, 2001, among the lenders from time to time parties thereto, Special Value Investment Management, LLC, as administrative and collateral agent for the lenders, and UNOVA, Inc., UNOVA Industrial Automation Systems, Inc., Intermec Technologies Corporation, R&B Machine Tool Company, J.S. McNamara Company, M M & E, Inc., Intermec IP Corp., and UNOVA IP Corp., as borrowers.

     2.1 Assignment and Acceptance Agreement dated as of July 12, 2001, between Tennenbaum Securities, LLC and Trinity Universal Insurance Company.

     2.2 Assignment and Acceptance Agreement dated as of July 12, 2001, between Tennenbaum Securities, LLC and United Insurance Company of America.

     2.3 Assignment and Acceptance Agreement dated as of July 12, 2001, between Tennenbaum Securities, LLC and The Reliable Life Insurance Company .

                                 Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:   July 13, 2001                       UNITRIN, INC.


                                            By:  /s/ Scott Renwick
                                               -----------------------------
                                                     Scott Renwick
                                                     Secretary

                                            SCHEDULE UNIT


                                            UNITRIN, INC.



NAME (ALL U.S. CITIZENS            BUSINESS      POSITION WITH UNITRIN (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)            ADDRESS       IF DIFFERENT, PRESENTED IN FOOTNOTES)
-----------------------------------------------------------------------------------------------------------------
James E. Annable                     (2)         Director

-----------------------------------------------------------------------------------------------------------------
David F. Bengston (8)                (1)         Vice President

-----------------------------------------------------------------------------------------------------------------
Eric J. Draut (8)                    (1)         Senior Vice President, Treasurer & Chief Financial Officer

-----------------------------------------------------------------------------------------------------------------
Douglas G. Geoga                     (3)         Director

-----------------------------------------------------------------------------------------------------------------
Reuben L. Hedlund                    (4)         Director

-----------------------------------------------------------------------------------------------------------------
Jerrold V. Jerome                    (5)         Director

-----------------------------------------------------------------------------------------------------------------
William E. Johnston, Jr.             (6)         Director

-----------------------------------------------------------------------------------------------------------------
Edward J. Konar                      (1)         Vice President

-----------------------------------------------------------------------------------------------------------------
Scott Renwick                        (1)         Secretary & General Counsel

-----------------------------------------------------------------------------------------------------------------
Richard Roeske (8)                   (1)         Vice President and Chief Accounting Officer

-----------------------------------------------------------------------------------------------------------------
Fayez S. Sarofim                     (7)         Director

-----------------------------------------------------------------------------------------------------------------
Donald G. Southwell (8)              (1)         Senior Vice President

-----------------------------------------------------------------------------------------------------------------
Richard C. Vie (8)                   (1)         Chairman of the Board, President & Chief Executive Officer

-----------------------------------------------------------------------------------------------------------------

(1)    One East Wacker Drive, Chicago, Illinois 60601.
(2) Mr. Annable is a Senior Vice President and Director of Economics of Bank One Corporation. One Bank One Plaza, Suite 0476, Chicago,
       Illinois 60670.
(3)    Mr. Geoga is President of Hospitality Investment Fund, L.L.C. 200
       West Madison, 38th Floor, Chicago, Illinois 60606.
(4) Mr. Hedlund is a partner in the law firm of Hedlund, Hanley, Koenigsknecht & Trafelet. 55 West Monroe Street, Suite 3100,
       Chicago, Illinois 60603.
(5)    Mr. Jerome is a retired executive. 41 Country Meadows Road,
       Rolling Hills Estates, CA 90274.
(6) Mr. Johnston is President de Conseil de Surveillance and a director of Salins Europe, a European salt company. 155 N. Harbor
       Drive, Chicago, Illinois 60601.
(7)    Mr. Sarofim is the Chairman of the Board and President of Fayez
       Sarofim & Co., a registered investment advisor. Two Houston
       Center, Suite 2907, Houston, Texas 77010
(8)    See also Schedule(s) T, UNL and/or U filed herewith.


                                              SCHEDULE U



                                    UNITED INSURANCE COMPANY OF AMERICA



NAME (ALL U.S. CITIZENS               BUSINESS         POSITION WITH UNITED (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)                ADDRESS         IF DIFFERENT, PRESENTED IN FOOTNOTES)
----------------------------------------------------------------------------------------------------
Eric J. Draut (2)                        (1)           (A) Director

----------------------------------------------------------------------------------------------------
Patricia G. Grider                       (1)           Senior Vice President & Secretary

----------------------------------------------------------------------------------------------------
Richard J. Miller                        (1)           Vice President

----------------------------------------------------------------------------------------------------
Thomas D. Myers (2)                      (1)           Treasurer

----------------------------------------------------------------------------------------------------
Don M. Royster, Sr.                      (1)           Director & President

----------------------------------------------------------------------------------------------------
David L. Smith                           (1)           Vice President

----------------------------------------------------------------------------------------------------
Donald G. Southwell (2)                  (1)           (A) Director & Chairman of the Board

----------------------------------------------------------------------------------------------------
Richard C. Vie (2)                       (1)           (A) Director

----------------------------------------------------------------------------------------------------
Charles L. Wood (2)                      (1)           Vice President

----------------------------------------------------------------------------------------------------

(1)    One East Wacker Drive, Chicago, Illinois 60601.
(2)    See also Schedule(s) T, UNL, and/or UNIT, filed herewith.

(A)    Member, Investment Committee of the Board of Directors.


                                              SCHEDULE T



                                   TRINITY UNIVERSAL INSURANCE COMPANY


NAME (ALL U.S. CITIZENS                 BUSINESS      POSITION WITH TRINITY (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)                 ADDRESS       IF DIFFERENT, PRESENTED IN FOOTNOTES)
------------------------------------------------------------------------------------------------------
David F. Bengston (3)                    (1)         Director

------------------------------------------------------------------------------------------------------
Roger M. Buss                            (2)         Vice President

------------------------------------------------------------------------------------------------------
Donald C. Crutchfield                    (2)         Vice President

------------------------------------------------------------------------------------------------------
Eric J. Draut (3)                        (1)         (A) Director

------------------------------------------------------------------------------------------------------
Judith E. Fagan                          (2)         Senior Vice President, Secretary & Director

------------------------------------------------------------------------------------------------------
William P. Fisanick                      (2)         Chief Actuary

------------------------------------------------------------------------------------------------------
Samuel L. Fitzpatrick                    (1)         Director

------------------------------------------------------------------------------------------------------
Dennis O. Halsey                         (2)         Senior Vice President

------------------------------------------------------------------------------------------------------
Ronald I. Henry                          (2)         Vice President

------------------------------------------------------------------------------------------------------
Dorothy A. Langley                       (2)         Vice President & Corporate Counsel

------------------------------------------------------------------------------------------------------
Kenneth C. Marcus                        (4)         Vice President

------------------------------------------------------------------------------------------------------
Clark H. Roberts                         (2)         Treasurer

------------------------------------------------------------------------------------------------------
Richard Roeske (3)                       (1)         Director

------------------------------------------------------------------------------------------------------
James A. Schulte                         (2)         Vice President

------------------------------------------------------------------------------------------------------
Donald G. Southwell (3)                  (1)         President, Director & Chairman of the Board

------------------------------------------------------------------------------------------------------
Keith J. Taylor                          (5)         Vice President

------------------------------------------------------------------------------------------------------
Richard C. Vie (3)                       (1)         (A) Director

------------------------------------------------------------------------------------------------------

(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2)      Trinity Universal Insurance Company, 10000 North Central Expressway, Dallas, Texas 75231
(3)      See also, Schedules(s) U and/or UNIT, filed herewith.
(4)      803 West Michigan Street, Milwaukee, Wisconsin 53233.
(5)      2450 14th Avenue SE, Albany, Oregon 97321.

(A)      Member, Investment Committee of the Board of Directors.


                                              SCHEDULE UNL



                                   UNION NATIONAL LIFE INSURANCE COMPANY


NAME (ALL U.S. CITIZENS                    BUSINESS       POSITION WITH UNION NATIONAL (PRINCIPAL
UNLESS OTHERWISE NOTED)                     ADDRESS       OCCUPATION, IF DIFFERENT, PRESENTED IN
                                                          FOOTNOTES)
---------------------------------------------------------------------------------------------------
Eric J. Draut (3)                             (1)          (A) Director

---------------------------------------------------------------------------------------------------
Jerry W. Hester                               (2)         President & Director

---------------------------------------------------------------------------------------------------
R. Paul Hillman                               (2)         Treasurer & Controller

---------------------------------------------------------------------------------------------------
James A. Marquette                            (2)         Vice President & Secretary

---------------------------------------------------------------------------------------------------
Thomas D. Myers (3)                           (1)         Vice President & Assistant Treasurer

---------------------------------------------------------------------------------------------------
Donald G. Southwell (3)                       (1)         Director & Chairman of the Board

---------------------------------------------------------------------------------------------------
Richard C. Vie (3)                            (1)         (A) Director

---------------------------------------------------------------------------------------------------
Charles L. Wood (3)                           (1)         Director

---------------------------------------------------------------------------------------------------

(1)    One East Wacker Drive, Chicago, Illinois 60601.
(2)    Union National Life Insurance Company, 8282 Goodwood Boulevard, Baton Rouge, Louisiana 70806
(3)    See also, Schedules(s) T, U, and/or UNIT, filed herewith.

(A)    Member, Investment Committee of the Board of Directors.
